UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 27 September, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:

Sens Announcement dated 27 September 2021: Grant and acceptance of share awards by directors, prescribed officers and the company secretary of Sasol Limited and directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:    JSE: SOLBE1
Sasol BEE Ordinary ISIN code:       ZAE000151817
(“Sasol” or “Company”)

GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS, PRESCRIBED
OFFICERS AND THE COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS
OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that executive directors, prescribed officers and the company secretary of
Sasol, and directors of major subsidiaries of Sasol, have been granted, and have accepted, conditional share awards in terms of the Sasol Long-Term Incentive (“LTI”) Plan (“the
Plan”).

The Board of Sasol Limited or the Sasol Remuneration Committee (“the Committee”), as
appropriate, approved the following annual share awards made on 27 September 2021 in accordance with the rules of the Plan.

The vesting of the awards will be subject to service conditions and, on performance shares, the achievement of the following corporate performance targets:
FY22 | Performance period from 1 July 2021 – 30 June 2024
KPI (Key
Performance
Indicator)
WEIGHTING
THRESHOLD (0%)
TARGET
(100%)
STRETCH TARGET
(200%)
Holistic focus on
ESG
Matters

25%
Achieve a sustainable 3%
reduction
(equating to 1.8mtpa
CO2e) in Scope 1 and
Scope 2 emissions off a
2017 baseline by end
FY24 for the Energy
business (4%)

40% RE power for Sasol
Chemical operations in
Europe and Americas by
end FY24 (3%)

Within 10% of the DJSI
inclusion score by
November 2023 (3%)
Achieve a 3.8% reduction
(equating to 2.36mtpa
CO2e) in Scope 1 and
Scope 2 emissions off a
2017 baseline by end FY24
for the Energy business
(10%)

60% RE power for Sasol
Chemical operations in
Europe and Americas by
end FY24 (8%)

Within 6% of the DJSI
inclusion score by
November 2023 (7%)
Achieve a 4.5% reduction
(equating to 2.78mtpa
CO2e) in Scope 1 and
Scope 2 emissions of a
2017 baseline by end FY24
for the Energy business
(20%)

80% RE power for
Chemical operations in
Europe and Americas by
end FY24 (16%)

Within 3% of the DJSI
inclusion score by
November 2023 (14%)
Return on Invested
Capital
25%

ROIC (excl AUC) at SA
WACC of 13,5% per
annum
(0%)

ROIC (excl AUC) at SA
WACC of 13,5% +1% =
14,5% per annum
(15%)

ROIC (excl AUC) at SA
WACC of 13,5% +2% =
15,5% per annum
(30%)
25%
ROIC (excl AUC) at US
WACC of 8% per annum
(0%)
ROIC (excl AUC) at US
WACC of 8% +0,5% =
8,5% per annum
(10%)
ROIC (excl AUC) at US
WACC of 8% +1% = 9%
per annum
(20%)
Relative TSR
measured against
the peer group
25%
50th percentile of the index
(12,5%)
60th percentile of the index
(25%)
75th percentile of the index
(50%)

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements.

In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.

The rules of the Plan are available on the Sasol website at www.sasol.com.

The following awards have been made to prescribed officers and directors of Sasol and major subsidiaries:
Award date:
27 September 2021
Acceptance date:
08 October 2021
Vesting periods:
In respect of performance shares (65% of the award):
50% after 3 years and the balance after 5 years
In respect of time restricted shares (35% of the award):
100% after 5 years
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual LTI Award (off-market)
Price per share:
1
R249.12
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Total value of
the transaction
(ZAR)
2
Brand, H C Sasol Limited: Prescribed officer 26 933 6 709 871.65
Grobler, F R Sasol Limited: Director 63 221 15 749 752.19
Kahla, V D
Sasol Limited: Director
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
32 160 8 012 115.73
Klingenberg, B E
Sasol Limited: Prescribed officer
Sasol Chemicals (USA) LLC: Director
Sasol Oil (Pty) Ltd: Director
37 487 9 338 879.05
Mabelane, B P
Sasol Limited: Prescribed officer
Sasol Oil (Pty) Ltd: Director
32 010 7 974 655.78
Mokoena, C K
Sasol Limited: Prescribed officer
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
26 418 6 581 372.67
Victor, P Sasol Limited: Director 40 957 10 203 409.29
Note 1 Strike price per share is nil. The shares were awarded at R249.12 being the closing price on 23 September 2021
.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
Award date:
27 September 2021
Acceptance date:
08 October 2021
Vesting periods:
In respect of performance shares (65% of the award):
50% after 3 years and the balance after 5 years
In respect of time restricted shares (35% of the award):
100% after 5 years
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Annual LTI Award (off-market)
Price per ADR:
1
US$16.52
Nature and extent of interest:
Direct beneficial

Surname and
initials
Company and designation
Number
of
shares
Total value of
the transaction
(USD)
2
Griffith, B V
Sasol Limited: Prescribed officer
35 267 582 617.90
Note 1 Strike price per share is nil. The shares were awarded at US$16.52 being the closing price on 24 September 2021
.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

The following annual share awards have been made to directors and the company secretary of major subsidiaries of Sasol Limited:
Award date:
27 September 2021
Acceptance date:
08 October 2021
Vesting periods:
50% after 3 years and the balance after 5 years
2
100% after 3 years
3
25% - 30% of the award is subject to the achievement
of corporate performance targets to be achieved over
the 3-year performance period
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual LTI Award (off-market)
Price per share:
1
R249.12
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Total value of
the transaction
(ZAR)
4
Baijnath, B
2
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
10 786 2 687 127.08
Booley, T
2
Sasol South Africa Limited: Director 10 796 2 689 624.41
Du Toit, M
3
Sasol Limited: Company Secretary
Sasol South Africa Limited: Company Secretary
6 221 1 549 933.81
Khoele, G L
3
Sasol Oil (Pty) Ltd: Director 5 479 1 365 131.39
Laxa, R M
2
Sasol South Africa Limited: Director 11 053 2 753 646.87
Mokomela, D T
3
Sasol South Africa Limited: Director 5 527 1 376 936.95
Nndwammbi, N
G
2
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
9 242 2 302 538.26
Powys, M L
3
Sasol Oil (Pty) Ltd: Director 4 430 1 103 819.86
Stofberg, N
3
Sasol Chemicals (USA) LLC: Director 7 543 1 879 354.34
Vilakazi, P M
3
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
8 322 2 073 237.96
Note 1 Strike price per share is nil. The shares were awarded at R249.12 being the closing price on 23 September 2021
.
Note 4 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
Award date:
27 September 2021
Acceptance date:
08 October 2021
Vesting periods:
50% after 3 years and the balance after 5 years
30% of the award is subject to the achievement of
corporate performance targets to be achieved over the
3 year performance period
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Annual LTI Award (off-market)
Price per ADR
1
US$16.52
Nature and extent of interest:
Direct beneficial

Surname and
initials
Company and designation
Number
of
shares
Total value of
the transaction
(USD)
2
Stouder, E
Sasol Chemicals (USA) LLC: Director
14 092 232 802.80
Note 1 Strike price per share is nil. The shares were awarded at US$16.52 being the closing price on 24 September 2021
.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.

27 September 2021
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 September 2021

By:
/sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary